8X8, INC.

NOTICE OF THE 2003 ANNUAL MEETING OF STOCKHOLDERS

AUGUST 12, 2003

To our Stockholders:

The 2003 Annual Meeting of Stockholders of 8x8, Inc., a Delaware corporation (the "Company"), will be held on Tuesday, August 12, 2003 at 2:00 p.m., local time, at the offices of the Company at 2445 Mission College Boulevard, Santa Clara, California 95054, for the following purposes:

1. To elect five directors;

2. To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of the Company for the fiscal year ending March 31, 2004; and

3. To transact such other business as may properly come before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on June 16, 2003 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Any stockholder attending the annual meeting may vote in person even if he or she has previously returned a proxy.

By Order of the Board of Directors

Bryan R. Martin
President and Chief Executive Officer

Santa Clara, California
June 17, 2003

YOUR VOTE IS IMPORTANT

IN ORDER TO ASSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

8X8, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of 8x8, Inc. (referred to throughout this Proxy statement as "8x8" or "the Company") for use at the 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting") to be held August 12, 2003 at 2:00 p.m., local time, or at any adjournment thereof, for the purposes set forth in this proxy statement. The 2003 Annual Meeting will be held at the offices of the Company at 2445 Mission College Boulevard, Santa Clara, California 95054. The telephone number of the Company's offices is (408) 727-1885.

These proxy solicitation materials and the Company's Annual Report on Form 10-K for the year ended March 31, 2003 (the Company's fiscal 2003), including financial statements, should be mailed on or about June 30, 2003, to all stockholders entitled to vote at the 2003 Annual Meeting.

Record Date and Voting Securities

Stockholders of record at the close of business on June 16, 2003 (the "Record Date") are entitled to notice of and to vote at the 2003 Annual Meeting. At the Record Date, 28,475,370 shares of the Company's common stock were issued and outstanding having an equivalent number of votes.

Revocability of Proxies

Any proxy given in connection with this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at or before the taking of the vote at the 2003 Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the 2003 Annual Meeting and voting in person.

Voting and Solicitation

Each stockholder holding common stock is entitled to one vote for each share of the Company's common stock they hold on all matters presented at the 2003 Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Shares of the Company's common stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions to the contrary, properly executed proxies will be voted: (i) FOR the election of each of the Company's nominees for director; and (ii) FOR ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the Company for the period ending March 31, 2004. No business other than that set forth in the accompanying Notice of Annual Meeting of Stockholders is expected to come before the 2003 Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named in the enclosed form of proxy will vote such proxy in accordance with the recommendation of the Board of Directors.

The Company will bear the cost of soliciting proxies. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, facsimile or personal solicitation by directors, officers or regular employees of the Company. No additional compensation will be paid to such persons for such services.

Quorum; Abstentions; Broker Non-Votes

The required quorum for the transaction of business at the 2003 Annual Meeting is a majority of the votes eligible to be cast by holders of shares of the Company's common stock issued and outstanding on the Record Date.

Shares that are voted "FOR," "AGAINST," "WITHHELD" or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the 2003 Annual Meeting with respect to such matter.

Abstentions shall be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote with respect to a proposal (other than the election of directors). Accordingly, abstentions will have the same effect as a vote against the proposal.

In instances where brokers are prohibited from exercising discretionary authority for beneficial holders who have not returned a proxy (so-called "broker non-votes"), those shares will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of shares entitled to vote. Thus, a broker non-vote will not affect the outcome of the voting on a proposal.


PROPOSAL ONE:

ELECTION OF DIRECTORS


Nominees

The Company's Board of Directors currently consists of six directors. Five of our current directors, as listed below, have been nominated for re-election at the 2003 Annual Meeting. One of our current directors is not standing for re-election.

Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the directors elected at the 2003 Annual Meeting will hold office until the 2004 Annual Meeting of Stockholders, or until his successor has been duly elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's five nominees named below, all of whom are currently directors of the Company. In the event that any nominee of the Company becomes unable or declines to serve as a director at the time of the 2003 Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board of Directors to fill the vacancy. It is not expected that any nominee listed below will be unable or will decline to serve as a director.

In January 2000, the Company entered into a strategic relationship with STMicroelectronics NV, or STM, which included STM acquiring shares of the Company' common stock and obtaining the right to nominate a qualified representative to serve on the Board of Directors so long as STM holds at least 10% of the Company's outstanding common stock. STM currently holds 13% of the Company's common stock. Therefore, the Company has selected STM's nominee, Christos Lagomichos, for re-election to the Board of Directors. For further discussion of the Company's relationship with STM, please see the section of this proxy statement entitled "Certain Relationships and Related Party Transactions."

The names of the nominees and certain information about each of them are set forth below.

Name	Age	Principal Occupation	Director Since
Joe Parkinson	57	Chairman of the Board, 8x8, Inc.	2000
Bryan R. Martin	35	President and Chief Executive Officer, 8x8, Inc.	2001
Dr. Bernd Girod	45	Professor of Electrical Engineering, Information Systems Laboratory, Stanford University	1996
Major General Guy L. Hecker, Jr.	71	President, Stafford, Burke and Hecker, Inc. Retired, United States Air Force	1997
Christos Lagomichos	48	Vice President and General Manager, Set-Top Box Division, STMicroelectronics, Inc.	2000

Except as indicated below, each nominee or incumbent director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Joe Parkinson has been Chairman of the Board of the Company since November 2000, and served as its Chief Executive Officer from January 2001 to February 2002. He was Chairman and Chief Executive Officer of Netergy from November 2000 to January 2001. From October 1999 through August 2000, he served on the board of directors of Photobit Corporation, and from June 2000 through August 2000 served as its President and Chief Executive Officer. From October 1998 through September 1999, Mr. Parkinson served as Chairman of the Board of Diamonex, Incorporated. He also served as Chairman of the Board and Chief Executive Officer of the Company from June 1995 to January 1998. He previously served as Chairman of the Board and Chief Executive Officer of Micron Technology, Inc. He currently serves on the board of directors of Tulane University and of several private companies. Mr. Parkinson received a B.A. from Columbia College, a J.D. from Tulane University, and a L.L.M. in Taxation from New York University.

Bryan R. Martin has served as President and Chief Executive Officer and as a director of the Company since February 2002. From February 2001 to February 2002, he served as President and Chief Operating Officer and a director of the Company. He has served as a director of Netergy since January 2001 and of Centile, Inc. ("Centile"), a subsidiary of the Company, since March 2001. He served as Senior Vice President, Engineering Operations from July 2000 to February 2001 and as the Company's Chief Technical Officer from August 1995 to August 2000. He also served as a director of the Company from January 1998 through July 1999. In addition, Mr. Martin served in various technical roles for the Company from April 1990 to August 1995. He received a B.S. and an M.S. in Electrical Engineering from Stanford University.

Dr. Bernd Girod has served as a director of the Company since November 1996 and has served as a director of Netergy Microelectronics, Inc. ("Netergy"), a subsidiary of the Company, since January 2001. Dr. Girod is Professor of Electrical Engineering and (by courtesy) Computer Science in the Information Systems Laboratory of Stanford University, a position he has held since 1999. He was Chaired Professor of Telecommunications in the Electrical Engineering Department of the University of Erlangen-Nuremberg from 1993 to 1999. His research interests are in the areas of networked multimedia systems, video signal compression, and 3-D image analysis and synthesis. Prior visiting or regular faculty positions included MIT and Georgia Tech. He has been involved with several startup ventures as founder, director, investor, or advisor, among them Polycom, Vivo Software and RealNetworks. Dr. Girod received a M.S. in Electrical Engineering from the Georgia Institute of Technology and a Doctoral degree from the University of Hanover, Germany. Dr. Girod is a Fellow of the Institute of Electrical and Electronics Engineers.

Major General Guy L. Hecker, Jr. has served as a director of the Company since August 1997 and has served as a director of Netergy since December 2000. He has served as the President of Stafford, Burke and Hecker, Inc., a consulting firm based in Alexandria, Virginia, since 1982. Prior to his retirement from the Air Force in 1982, Major General Hecker's most recent positions included Director of the Air Force Office of Legislative Liaison and an appointment in the Office of the Deputy Chief of Staff, Research, Development and Acquisition for the Air Force. Earlier, he served as a pilot and commander in both fighter and bomber aircraft units, including command of a bomber wing and an air division. During his Air Force career, Major General Hecker was awarded a number of military decorations, including the Air Force Distinguished Service Medal, the Silver Star, the Legion of Merit (awarded twice) and the Distinguished Flying Cross. Major General Hecker received a B.A. from The Citadel, an M.A. in International Relations from George Washington University, an honorary Ph.D. in military science from The Citadel and completed the management development program at Harvard Business School.

Christos Lagomichos has served as a director of the Company since June 2000. Mr. Lagomichos has been Vice President and General Manager of the Set-Top Box Division of STMicroelectronics, Inc., a subsidiary of STM, since July 1997. In December 1996, Mr. Lagomichos was promoted to Director of STM's PPG/Semicustom Products Division for the Americas, and was subsequently promoted to Worldwide General Manager of the Division in May 1997. From October 1989 through December 1996, Mr. Lagomichos served as Product Marketing Manager of STM's Semicustom Business Unit. From 1985 through 1988, he served in various technical roles in STM's Munich design center. Mr. Lagomichos holds an engineering degree from the Technical University of Munich.

Vote Required and Recommendation

The five nominees receiving the highest number of affirmative votes of the shares entitled to vote on this matter shall be elected as directors. Votes withheld from any director will be counted for purposes of determining the presence or absence of a quorum, but are not counted as affirmative votes. A broker non-vote will be counted for purposes of determining the presence or absence of a quorum, but, under Delaware law, it will have no other legal effect upon the election of directors.

The Board of Directors unanimously recommends voting "FOR" the nominees set forth above.

Board Meetings and Committees

The Board of Directors held a total of twelve meetings during the fiscal year ended March 31, 2003. No incumbent director attended fewer than 75% of the total number of meetings of the Board of Directors and committees of the Board of Directors upon which such director served during fiscal 2003. The Board of Directors has an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee or any committee performing similar functions.

The Audit Committee currently consists of Dr. Girod, Mr. Hecker and Mr. William P. Tai. The Audit Committee reviews the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, and consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. The Audit Committee held four meetings during fiscal 2003.

The Compensation Committee currently consists of Dr. Girod and Mr. Tai. The Compensation Committee makes recommendations to the Board of Directors concerning the compensation for the Company's officers and directors and the administration of the Company's stock option and employee stock purchase plans. The Compensation Committee held one meeting during fiscal 2003.

Compensation of Directors

Cash remuneration for non-employee directors consists of a $1,000 fee for attendance of meetings of the Board of Directors. In addition, directors are reimbursed for reasonable expenses incurred in attending board and committee meetings upon approval of such reimbursement by the Board of Directors. Non-employee directors are also eligible for discretionary and non-discretionary grants of stock options under the 1996 Director Plan (the "Director Plan") and the 1996 Stock Option Plan (the "1996 Plan"). Under an amendment to the Director Plan approved by the Company's stockholders in August 2000, non-employee directors receive a non-discretionary option grant of 40,000 shares upon their initial election to the Board of Directors and receive annual grants of 15,000 shares upon their re-election to the board. The initial non-discretionary grant vests annually over a period of four years and subsequent non-discretionary grants vest monthly over a period of forty-eight months. Grants are not made upon re-election in cases where the initial term is shorter than six months. In April 2002, the Board of Directors reassessed its compensation policy and determined that another increase in non-discretionary grants to non-employee directors was warranted. As a result of this reevaluation, the Board of Directors increased the amount of the annual non-discretionary option grant for non-employee directors to 25,000 shares.

In addition, upon termination of service as a director of the Company or upon a Change in Control (as defined below) of the Company, each of the non-employee directors and their immediate families will be eligible for medical insurance coverage for life, subject to the director reimbursing the cost of such coverage to the Company. However, if an individual commences coverage under another plan, coverage under the Company's medical insurance will be discontinued. In addition, upon a Change in Control of the Company any unvested non-employee director options shall become fully vested. For these purposes, a Change in Control is defined as a transaction or series of transactions, including by merger or consolidation of the Company into or with any other entity or corporation or the merger or consolidation of any other corporation into or with the Company, in which any person, entity or group of persons and/or entities acting in concert acquire(s) shares of the Company's stock representing 50% or more of the outstanding voting power of the Company, including voting shares issued or issuable upon conversion of any convertible security outstanding on the date of such transaction including, without limitation, stock options.

Under the foregoing policies, each of Dr. Girod, Mr. Hecker and Mr. Tai received an option to purchase 25,000 shares of the Company's common stock upon their re-election to the Company's Board of Directors on July 23, 2002 at an exercise price of $0.56. The exercise price represented the fair market value of the Company's stock on the date of grant. These grants vest monthly for forty-eight months subject to their continued service as a director of the Company.

Under a policy of STM, Mr. Lagomichos does not receive option grants in connection with his service on the board, nor does he receive the $1,000 per meeting payment for attending meetings of the Board of Directors.

Directors who are also employees do not receive any additional compensation for their services as members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors currently consists of Dr. Girod and Mr. William P. Tai. Neither individual was, at any time since the formation of the Company, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. The employee directors of the Company, Messrs. Martin and Parkinson, participated in deliberations of the Company's Board of Directors concerning executive officer compensation during fiscal 2003.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the executive officers of the Company not shown in the table of the nominees for director above:

NAME	AGE	POSITION
Dr. Barry Andrews	36	Vice President, Engineering and Chief Technical Officer
Dr. Paul Ning	37	Vice President, Microelectronics Engineering
Christopher Peters	39	Chairman and Chief Executive Officer, Netergy Microelectronics, Inc.
Huw Rees	42	Chairman and Chief Executive Officer, Centile, Inc.
James Sullivan	35	Chief Financial Officer, Vice President, Finance and Secretary

Dr. Barry Andrews was appointed Vice President, Engineering and Chief Technical Officer of the Company in February 2001. From December 2000 to February 2001, he served as Director of Customer Premise Equipment & Gateway Development of the Company. From January 1996 to December 2000, Dr. Andrews served as Video R&D Manager and Senior Software Engineer of the Company. He received a B.A.Sc. in Engineering Science from Simon Fraser University, a M.S. in Electrical Engineering, a M.S. in Statistics, and a Ph.D. in Electrical Engineering from Stanford University.

Dr. Paul Ning was appointed Vice President, Engineering of Netergy and Vice President, Microelectronics Engineering of the Company in November 2002. Dr. Ning has been with Netergy and 8x8 since December 1996, and in previous roles served as Director of Software Engineering, Director of Platform Engineering, and Manager of Video Systems. His prior experience includes compression and digital media development at Silicon Graphics, ROLM Corporation, and Ford Aerospace. Dr. Ning received a B.S. and M.S. from the Massachusetts Institute of Technology, and a Ph.D. from Stanford University, all in Electrical Engineering.

Christopher Peters has served as the Chairman and Chief Executive Officer of Netergy since November 2002 and as a member of the Board of Directors of Centile since October 2001. From October 2001 to November 2002 he served as the Company's Corporate Development Officer. From September 2000 to October 2001, Mr. Peters was Vice President of Business Development for Kinetic Tide, Inc. Prior to Kinetic Tide, Mr. Peters was Vice President of Sales for 8x8 from July 1997, and Vice President of Business Development from July 1999 to June 2000. Between January 1995 and July 1997, he held various sales positions at the Company. His prior experience includes sales positions at Media Vision Technology, and various technical and marketing roles at NCR Microelectronics. He received a B.S.E.E. from Colorado State University.

Huw Rees has served as the Chairman and Chief Executive Officer of Centile since July 2001 and has been a member of Centile's board of directors since March 2001. From February 2001 to July 2001, he served as Vice President, Sales of the Company. Additionally, he served as Vice President, Sales and Business Development of Centile from March 2001 to July 2001. He served as Vice President, Sales of the Solutions Group of the Company from August 2000 until February 2001 and as Director, North American Sales of the Company from April 1999 to August 2000. He previously worked at Mitel Corporation as Sales Manager of the Western Region. He received a B.Sc. (Hons) from the University of Manchester, Institute of Science and Technology in Electrical and Electronic Engineering and a M.B.A. from the University of LaVerne.

James Sullivan has been Chief Financial Officer of the Company since July 2002. Mr. Sullivan served as the Chief Financial Officer of Netergy from January 2001 to July 2002. Prior to joining the Company, Mr. Sullivan held various positions at PricewaterhouseCoopers LLP. He received a B.S. from New York University and is a certified public accountant.

EXECUTIVE COMPENSATION

The following table sets forth all compensation received for services rendered to the Company in all capacities during the fiscal years ended March 31, 2003, 2002 and 2001 by the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers who served as executive officers of the Company on March 31, 2003 (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Long Term Compensation Securities Underlying Options (#)	All Other Compensation ($) (1)
Bryan R. Martin	2003	222,188	—	2,000	293
President and Chief Executive	2002	225,865	—	101,000	1,798
Officer	2001	193,104	8,667	780,413	1,984
Dr. Barry Andrews (2), ...	2003	190,000	—	2,000	250
Chief Technology Officer and	2002	190,731	—	163,000	1,752
Vice President, Engineering	2001	137,599	5,333	133,256	1,682
Dr. Paul Ning (3), ...	2003	190,000	—	2,000	250
Vice President,					
Microelectronics Engineering					
Christopher Peters (4), ...	2003	190,000	—	2,000	250
Chairman, President and Chief	2002	85,546	—	100,000	113
Executive Officer, Netergy				250,000	
Microelectronics, Inc.					
Huw Rees (5), ...	2003	209,000	—	2,000	276
Chairman and Chief Executive	2002	211,496	—	151,000	1,779
Officer, Centile, Inc.	2001	237,864	692	195,000	1,751

(1) Consists of Company contributions to the 8x8, Inc. 401(k) plan and premiums paid with respect to term life insurance on behalf of the Named Executive Officer.

(2) Dr. Andrews became an officer of the Company in February 2001.

(3) Dr. Ning became an officer of the Company in November 2002.

(4) Mr. Peters became an officer of the Company in October 2001. In fiscal 2003, Mr. Peters was also granted an option to purchase 200,000 shares of Netergy common stock at an exercise price of $0.50 per share.

(5) Mr. Rees became an officer of the Company in February 2001. Mr. Rees' fiscal 2001 salary consisted of a base salary of $157,864 and sales commissions of $80,000. Mr. Rees' fiscal 2002 and 2003 compensation packages represented base salary only. In fiscal 2001, Mr. Rees was also granted an option to purchase 300,000 shares of Centile common stock at an exercise price of $0.43 per share.

Option Grants in Fiscal 2003

The following table provides information with respect to stock option grants to each of the Named Executive Officers during the fiscal year ended March 31, 2003:

Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees In Fiscal Year (2)	Exercise or Base Price ($/share) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
					5% ($)	10% ($)
Bryan R. Martin...........	2,000	*	$ 0.56	7/23/12	$ 704	$1,785
Dr. Barry Andrews	2,000	*	$ 0.56	7/23/12	$ 704	$1,785
Dr. Paul Ning...............	2,000	*	$ 0.56	7/23/12	$ 704	$1,785
Christopher Peters........	2,000	*	$ 0.56	7/23/12	$ 704	$1,785
Huw Rees.....................	2,000	*	$ 0.56	7/23/12	$ 704	$1,785

* less than 1%.

(1) The options were granted under the Company's 1996 Stock Plan and vest at a rate of 1/48th of the shares at the end of each month, subject to continued service as an employee, consultant or director. The term of each option is ten years. The exercise price of each option granted equaled the fair market value of the common stock of the Company on the date of grant. See information provided under the heading "Employment Contracts and Termination of Employment and Change-In-Control Arrangements" for circumstances that would give rise to an acceleration of vesting for outstanding options held by the Named Executive Officers.

(2) The Company granted options representing 782,800 shares to employees during fiscal 2003.

(3) The exercise price for each option may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same day sale of the purchased shares.

(4) Potential gains are net of the exercise price, but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's common stock. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. There can be no assurance that the potential realizable values shown in this table will be achieved.

Option Exercises and Holdings

None of the Named Executive Officers exercised any stock options during fiscal 2003. The following table provides information with respect to the value of unexercised stock options held as of March 31, 2003 by each of the Named Executive Officers.

Aggregated Fiscal Year End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Bryan R. Martin...........	558,635	414,728	—	—
Dr. Barry Andrews	150,643	177,534	—	$2,821
Dr. Paul Ning (2).........	139,938	148,338	—	—
Christopher Peters (3)..	118,040	233,960	—	—
Huw Rees (4)...............	180,452	197,548	—	—

(1) The value of unexercised options is based upon the difference between the exercise price and the closing price on The Nasdaq SmallCap Market on March 31, 2003 of $0.22, multiplied by the number of shares underlying the option.

(2) At March 31, 2003, Dr. Ning had an unexercised option to purchase 200,000 shares of Netergy's common stock at $0.50 per share, of which 112,499 were exercisable and 87,501 were not exercisable.

(3) At March 31, 2003, Mr. Peters had an unexercised option to purchase 200,000 shares of Netergy's common stock at $0.50 per share, of which no shares were exercisable. In addition, Mr. Peters had an unexercised option to purchase 300,000 shares of Centile's common stock at $0.43 per share, of which 106,249 shares were exercisable and 193,751 were not exercisable.

(4) At March 31, 2003, Mr. Rees had an unexercised option to purchase 300,000 shares of Centile's common stock at $0.43 per share, of which 149,998 were exercisable and 150,002 were not exercisable.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Investment Arrangement

In March 2002, the Board of Directors authorized the Company to open securities trading accounts and make investments in classes of securities that may generate higher returns than the yields on governmental and corporate debt securities and money market funds. The amount allocated for such investments was $1.0 million to be invested on behalf of 8x8 as directed by the Company's Chairman, Chief Executive Officer, or Chief Financial Officer. Mr. Parkinson agreed to personally reimburse 8x8 on a quarterly basis for any losses resulting from his trading activities in order to maintain a minimum investment account balance of $1.0 million. The Board of Directors has been assured of Mr. Parkinson's ability to cover any such losses. As part of the arrangement, the Company's Board of Directors has expressed its intent, but not obligation, to pay Mr. Parkinson a quarterly bonus in an amount equal to 25% of the profits attributable to investments made on the Company's behalf by Mr. Parkinson to the extent such a bonus exceeds his salary for the corresponding period. The Company or Mr. Parkinson can terminate this arrangement at any time, subject to the terms of an agreement between Mr. Parkinson and the Company.

During fiscal 2003, the investment accounts opened by the Company incurred net trading losses (realized and unrealized) of approximately $119,000. During fiscal 2003, Mr. Parkinson made replenishment payments to the Company of approximately $137,000 to offset trading losses incurred. For tax purposes, these replenishment payments were treated as a reduction of Mr. Parkinson's compensation by the Company. As of March 31, 2003, the investment account balance approximated $1,018,000, and the Company had a payable to Mr. Parkinson of $18,000.

Severance Arrangements

In February 2001, the Board of Directors authorized a severance arrangement for Mr. Parkinson that provided for one year of severance benefits and option vesting. In November 2002, this severance arrangement was terminated at Mr. Parkinson's request.

In January 2001, the Board of Directors authorized a severance arrangement with Mr. Martin that provided for one year of severance benefits and option vesting. In November 2002, this severance arrangement was terminated at Mr. Martin's request.

In January and February 2001, the Board of Directors authorized severance arrangements with Dr. Theodore Beck, Dr. Philip Bednarz, Mr. David Stoll and two other executives of Netergy Microelectronics, Inc., which provided for one year of severance benefits and option vesting. The severance was payable month by month, commencing upon the voluntary or involuntary termination of the executive, conditioned on the individual not competing with the Company and being available for consulting to the extent it did not interfere with his job responsibilities at a new company, in the discretion of the Chairman of the Board of Directors. If the Company is sold before the expiration of the twelve-month severance period, all remaining severance would be paid, and all remaining unvested options would vest, as of the closing of the sale of the Company. The executives were also entitled to continue coverage under the Company's medical plans for the severance period. During fiscal 2003, each of these five employees voluntarily terminated their employment with the Company and became eligible for their severance. Lump sum payments of approximately $195,000 were made to Messrs. Beck and Bednarz and another executive of Netergy for one year of severance and the estimated costs of one year of medical benefits. Stock options granted to these executives terminated thirty to ninety days subsequent to the termination of employment, based on their respective option agreement terms. Mr. Stoll and an executive of Netergy are receiving their $190,000 annual severance monthly and continue to participate in the Company's medical plans. Mr. Stoll's severance payments and participation in the Company's medical plans terminates in July 2003, and the arrangement with the Netergy officer terminates in November 2003.

Change in Control Arrangements

Pursuant to the terms of the Netergy Microelectronics, Inc. 2000 Stock Option Plan, the initial option grants to Dr. Ning, Mr. Peters, Dr. Girod and Mr. Hecker for the purchase of Netergy common stock will vest immediately upon a Change in Control of Netergy.

Notwithstanding the arrangements discussed above, in the event an individual or corporate entity and any related parties cumulatively acquire at least 35% of the Company's fully diluted stock, all stock options held by officers under any 8x8, Inc. stock option plan shall vest immediately without regard to the term of the option. In addition, in such an event, each officer shall be entitled to one year of severance pay and continuing medical benefits for life after leaving the Company, provided that such medical benefits shall cease should such officer accept employment with a competing company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with STMicroelectronics

In the quarter ended March 31, 2000, the Company entered into a strategic relationship with STM. Under various agreements, STM purchased shares of the Company's common stock and was granted certain related rights, licensed certain of the Company's intellectual property and engaged the Company to jointly develop products that enable voice and other multimedia services over internet protocol networks. In addition, STM and the Company entered into a cross license agreement in March 2002 that is more fully described below.

Stock Purchase and Related Rights. As part of the arrangement, STM purchased 3.7 million shares of 8x8's common stock for $27.75 million. STM's share ownership currently represents 13.1% of our outstanding common stock making them the Company's largest stockholder. STM has been granted certain registration rights that expire upon the earlier of the date that STM can sell the remaining shares it holds in any three-month period under Rule 144, or February 2007. The registration rights allow STM to:

- require us to file a registration statement with the U.S. Securities and Exchange Commission covering the resale of some or all of the 3.7 million shares still held by STM, subject to certain conditions; and

- participate in future registration statements, including a registered public offering involving an underwriting, subject to certain conditions and limitations.

In addition, STM has preemptive rights that allow STM to purchase additional shares of common stock from the Company or receive rights to acquire shares of 8x8 common stock, in proportion to their ownership percentage, to the extent that shares of 8x8 common stock or rights to acquire 8x8 common stock are issued in connection with financing activities. STM's preemptive rights terminate on the later of the date that it owns less than 10% of 8x8's outstanding common stock or February 2003. Further, so long as STM holds at least 10% of 8x8's outstanding common stock, the Company is obligated to nominate one qualified nominee selected by STM for election to 8x8's board of directors. Christos Lagomichos, vice president and general manager of the Set-Top Box Division of STM's subsidiary, STMicroelectronics, Inc., was selected as a nominee by STM and currently serves on 8x8's board of directors.

License and Development Agreements. Under a non-exclusive, royalty-bearing license agreement entered into in the quarter ended March 31, 2000 in conjunction with the stock purchase and rights agreements discussed above, the Company provided a subsidiary of STM, STMicroelectronics, Inc., or STM Inc., with rights to use certain of its voice-over-internet-protocol semiconductor and embedded software technology. STM Inc. is required to pay royalties based on a percentage of the net sales price of products sold by STM Inc. that incorporate the licensed technology.

Under a separate development agreement that was also executed in the quarter ended March 31, 2000, the Company and STM Inc. established a framework for the joint development of semiconductor products and defined two initial projects. One project provides for the joint development of a voice-enabled chipset for cable modems and cable television set-top boxes. STM Inc. is not required to pay the Company any engineering fees associated with the development efforts necessary to support this project, which is still ongoing. STM Inc. is required to pay certain per-unit royalties based upon shipments of products that may eventually result from this development effort. The other project involves the integration of certain of the Company's voice-over-internet protocol technology into products intended to be used in various internet telephony applications including digital subscriber line, or DSL, modems and internet protocol telephones. In May 2000, STM Inc. paid us $1.0 million associated with this project; $500,000 for engineering fees associated with the development effort and $500,000 of prepaid royalties. We have substantially completed our obligations under this project and STM Inc. is currently marketing and selling a product resulting from this joint development effort. STM Inc. is required to pay the Company additional per-unit royalties based upon shipments of this product only if cumulative royalties owed eventually exceed the balance of prepaid royalties. Should STM Inc. elect to have us provide extended product maintenance and support, they are required to pay us additional fees of which a portion will be considered prepaid royalties. To date, royalties paid to the Company under this arrangement have not been significant.

In March 2002, the Company licensed certain Very Long Instruction Word, or VLIW, microprocessor cores, related tools and MPEG4 video compression firmware from STM for use in the Company's Internet protocol, or IP, video communication processor development initiatives. Additionally, the Company agreed to license STM certain of its existing and future H.263 and H.26L video compression/decompression firmware implementations for use with STM's semiconductor products. The licenses are non-exclusive, non-transferable and non-assignable and provide for the sharing of updates and enhancements to the licensed technology, subject to certain limitations. The agreement includes provisions that allow the Company to manufacture semiconductor devices that contain the VLIW microprocessor cores at STM or at other third-party fabrication facilities. The Company is required to pay STM per-unit royalties based upon shipments of products that incorporate the VLIW technology. In addition, STM is required to pay the Company certain per-unit royalties based upon shipments of STM semiconductor products that contain the Company's video technology.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this Report by the Audit Committee of the Board of Directors shall not be deemed "filed" under the Commission or "Soliciting Material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors is comprised of three directors, and operates under a written charter adopted by the Board of Directors. Each member of the Audit Committee is "independent," as such term is defined under the Nasdaq SmallCap Market listing standards.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's internal controls, financial reporting process and compliance with laws, regulations and ethical business standards. The Company's independent accountants, PricewaterhouseCoopers LLP (the "Auditors"), are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this capacity, the Audit Committee provides advice, counsel, and direction to management and the Auditors on the basis of the information it receives, discussions with management and the Auditors, and the experience of the Audit Committee's members in business, financial and accounting matters.

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with the Company's management. The Audit Committee also discussed and reviewed with the Auditors all matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has met with the Auditors, with and without management present, to discuss the overall scope of their audit, the results of their examinations, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. Furthermore, the Audit Committee has discussed the Company's critical accounting policies with management and the Auditors.

The Audit Committee has received from the Auditors a formal written statement describing all relationships between the Auditors and the Company that might bear on the independence of the Auditors consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with them any relationships that may impact their objectivity and independence, considered the compatibility of non-audit services with the independence of the Auditors, and in so doing has satisfied itself as to the independence of the Auditors. Fees for audit and non-audit services provided by the Auditors in fiscal 2003 are summarized as follows:

Audit Fees. During the fiscal year ended March 31, 2003, the aggregate fees billed by the Auditors for the audit of the Company's consolidated financial statements for such fiscal year, including the reviews of the Company's interim financial statements included in the Company's Quarterly Reports on Form 10-Q, and statutory audits of international subsidiaries were $114,000.

Financial Information Systems Design and Implementation Fees. During the fiscal year ended March 31, 2003, the Auditors billed no fees for information technology consulting services.

All Other Fees. During the fiscal year ended March 31, 2003, the aggregate fees billed by the Auditors for professional services other than audit fees were $57,000, $44,000 of which were billed in connection with tax related services and $13,000 of which were billed for services such as consulting on accounting standards and the review of registration statements.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003. The Audit Committee and the Board of Directors also have recommended, subject to stockholder approval, the ratification of the Company's Auditors.

Submitted by the following members of the Audit Committee:

Dr. Bernd Girod
Guy Hecker
William P. Tai

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this Report of the Compensation Committee of the Board of Directors shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

This report of the Compensation Committee of the Board of Directors describes the Company's compensation policies and rationales applicable to the Company's executive officers with respect to compensation paid to such executive officers for fiscal 2003. The Compensation Committee makes recommendations to the board concerning the compensation for the Company's executive officers. The Board of Directors is responsible for reviewing and approving the Company's compensation policies and the compensation paid to executive officers, based in part on recommendations of the Compensation Committee. The Compensation Committee held one meeting during fiscal 2003 and compensation decisions during the fiscal year were made by the full Board of Directors.

Compensation Philosophy

The general philosophy of the Company's compensation program is to offer executive officers competitive compensation based both on the Company's performance and on the individual's contribution and performance. The Company's compensation policies are intended to motivate, reward and retain highly qualified executives for long-term strategic management and the enhancement of stockholder value, to support a performance-oriented environment that rewards achievement of specific internal Company goals and to attract and retain executives whose abilities are critical to the long-term success and competitiveness of the Company. There are three main components in the Company's executive compensation program: i) base salary, ii) incentive bonus and iii) stock incentives.

Base Salary

The salaries of the executive officers, including the Chief Executive Officer, are generally reviewed annually by the Compensation Committee and the Board of Directors with reference to surveys of salaries paid to executives with similar responsibilities at comparable companies, generally in the high technology industry and often within the Company's geographic area. The peer group for each executive officer is composed of executives whose responsibilities are similar in scope and content. The Company seeks to set executive compensation levels that are competitive with the average levels of peer group compensation. Salaries for executive officers are generally determined on an individual basis by evaluating each executive's scope of responsibility, performance, prior experience and salary history as well as the salaries for similar positions at comparable companies. In light of the Company's efforts to contain expenditures, there were no increases in the salaries of the Named Executive Officers during fiscal 2003. In June 2002, Mr. Parkinson requested that his base salary be reduced from $200,000 to $100,000 effective July 1, 2002, and in February 2003, Mr. Parkinson requested that his base salary be reduced to $10, effective February 15, 2003. The Board of Directors agreed to honor these requests, and his base salary was adjusted accordingly. In February 2003, Mr. Martin requested that his base salary be reduced to $202,500, effective February 15, 2003. The Board of Directors agreed to honor this request, and his base salary was adjusted accordingly.

Incentive Bonus

Annual incentive bonuses for executive officers are intended to reflect the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon the performance of the Company, as well as the individual contribution of each officer. The Company and its subsidiaries, Netergy and Centile, have implemented profit sharing plans that provide the potential for additional compensation to employees of the respective entities equal to up to 15% of the applicable entity's quarterly net income, if approved by the Board of Directors. Of these amounts, one third is shared by all employees of the respective entity, one third is shared by key employees identified by the Board of Directors, and one third is shared by officers. Additionally, officers are eligible for certain discretionary bonuses based on criteria established by the Board of Directors and management. No profit sharing or discretionary bonuses were paid to officers during fiscal 2003.

Stock Incentives

The Company utilizes stock options as long-term incentives to reward and retain executive officers. The Compensation Committee believes that this practice links management interests with stockholder interests and motivates executive officers to make long-term decisions that are in the best interests of the Company. The Compensation Committee also believes that executive officers and other key employees should own a significant percentage of the Company's stock. Generally, stock options vest over four years after the grant date and optionees must be employed by the Company at the time of vesting in order to exercise the options.

The Compensation Committee believes that stock option grants provide an incentive that focuses the executives' attention on the Company from the perspective of an owner with an equity stake in the business. Because options are typically granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant, the Company's stock options are tied to the future performance of the Company's common stock and will provide value to the recipient only when the price of the Company's stock increases above the exercise price, that is, only to the extent that stockholders as a whole have benefited. In fiscal 2003, the Compensation Committee and the Board of Directors considered all of these factors and authorized the granting of options to executive officers in July 2002 as part of a company-wide option grant program focusing on employee retention.

Compensation of the Chief Executive Officer

Mr. Martin's annual base salary had been increased from $190,000 to $225,000 in February 2001 when he was promoted to President and Chief Operating Officer of the Company. Mr. Martin was promoted to Chief Executive Officer of the Company in February 2002; however, no corresponding adjustment was made to his base salary at that time. In February 2003, Mr. Martin requested that his base salary be reduced from $225,000 to $202,500, effective February 15, 2003. The Board of Directors agreed to honor this request, and his base salary was adjusted accordingly.

In July 2002, Mr. Martin was granted an option to purchase 2,000 shares of the Company's common stock at a price of $0.56 per share, which represented the fair market value of the Company's stock on the date of such grant. This grant will vest monthly for up to forty-eight months subject to his continued service as an officer or director of the Company.

Submitted by the following members of the Compensation Committee:

> Dr. Bernd Girod
> William P. Tai

STOCK PERFORMANCE GRAPH

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, the following information relating to the price performance of our common stock shall not be deemed "filed" under the Commission or "Soliciting Material" under the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that 8x8, Inc. specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The graph compares the cumulative total stockholder return for the Company's common stock with the Nasdaq Stock Market (US) Composite Index and the Nasdaq Computer Index for the period commencing July 2, 1997 and ending March 31, 2003. The graph assumes that $100 was invested on the date of the Company's initial public offering, July 2, 1997, and that all dividends for the respective Nasdaq indexes have been reinvested. The Company has never paid dividends on its common stock and has no present plans to do so. Historic stock price performance should not be considered indicative of future stock price performance.



COMPARISON OF 57 MONTH CUMULATIVE TOTAL RETURN*
Among 8x8, Inc., the NASDAQ Composite Index
and the NASDAQ Computer Index
DOLLARS
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
8x8, Inc.
NASDAQ COMPOSITE INDEX
NASDAQ COMPUTER INDEX
7/2/1997
3/31/1998
3/31/1999
3/31/2000
3/31/2001
3/31/2002
3/31/2003

	7/02/97	3/31/98	3/31/99	3/31/00	3/31/01	3/31/02	3/31/03
8x8, INC.	100	108	59	456	12	13	3
NASDAQ COMPOSITE INDEX	100	128	171	318	128	128	93
NASDAQ COMPUTER INDEX	100	131	221	458	151	154	104

SECURITY OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of March 31, 2003 by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's common stock, (ii) each of the Company's directors nominated for re-election, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Company common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address	Number of Shares Beneficially Owned (1)(2)	Percentage of Total Shares
STMicroelectronics NV (3)	3,700,000	13.1%
20 Route de Pre-Bois - ICC Building		
CH-1215 Geneve 15 Switzerland		
Joe Parkinson (4)	1,054,373	3.7%
Bryan R. Martin	808,407	2.8%
Dr. Barry Andrews	232,217	*
Dr. Paul Ning (5)	236,529	*
Christopher Peters (5)(6)	162,005	*
Huw Rees (6)	218,942	*
Dr. Bernd Girod (5)	191,932	*
Guy L. Hecker, Jr. (5)	207,432	*
All directors and officers as a group	3,111,837	11.3%
(10 persons) (7)		

---

*   Less than 1%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power, and also includes any shares that the person has the right to acquire within sixty days after March 31, 2003. Applicable percentages are based upon 28,470,987 voting shares issued and outstanding as of March 31, 2003, and treating any shares issuable to any holder within sixty days as outstanding for purposes of computing their percent ownership.

(2) Includes the following number of shares subject to options that were exercisable at or within sixty days after March 31, 2003: Mr. Parkinson, 702,869; Mr. Martin, 596,325; Dr. Andrews, 162,933; Dr. Ning, 150,561; Mr. Peters, 132,705; Mr. Rees, 195,785; Mr. Hecker, 127,432; and Dr. Girod, 141,932; and all directors and officers as a group, 2,210,542.

(3) One of the Company's directors, Christos Lagomichos, serves as Vice President and General Manager of the Set-Top Box Division of STMicroelectronics, Inc., a subsidiary of STMicroelectronics NV.

(4) Includes 10,000 shares held by Jarbridge, Inc., of which Mr. Parkinson is chairman of the board. Mr. Parkinson disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(5) Each of Mr. Peters, Dr. Ning, Dr. Girod and Mr. Hecker has been granted options to purchase shares of common stock of Netergy. No shares subject to option were exercisable by Mr. Peters at or within sixty days after March 31, 2003. The number of shares subject to options that were exercisable at or within sixty days after March 31, 2003 was: Dr. Ning, 120,832; Dr. Girod, 14,062; and Mr. Hecker, 14,062. The beneficial ownership represented by these options, individually and in the aggregate, is less than 1% of the 17,000,000 shares of Netergy common stock outstanding at March 31, 2003, adjusted as required by rules promulgated by the SEC.

(6) Each of Mr. Rees and Mr. Peters has been granted options to purchase shares of common stock of Centile. The number of shares subject to said options that were exercisable at or within sixty days after March 31, 2003 was: Mr. Rees, 162,498 and Mr. Peters, 118,749. The beneficial ownership represented by these options is less than 1% of the 25,500,000 shares of Centile, Inc. common stock outstanding at March 31, 2003, adjusted as required by rules promulgated by the SEC.

(7) Although Mr. Lagomichos is an employee of STMicroelectronics, Inc., we have not included the shares of common stock owned by STMicroelectronics NV in this amount.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing compensation plans as of March 31, 2003, including the 1992 Stock Option Plan, the 1996 Stock Plan (the "1996 Plan"), the 1996 Director Option Plan (the "Director Plan") and the 1999 Nonstatutory Option Plan (the "1999 Plan"). Additionally, the table includes information about common stock of two of the Company's subsidiaries, Netergy and Centile, that may be issued upon the exercise of options under the Netergy 2000 Stock Option Plan (the "Netergy Plan") and the Centile 2001 Stock Option Plan (the "Centile Plan").

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants or Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants or Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
8x8, Inc. equity compensation plans approved by security holders (2)	5,824,906	$2.33	2,566,259
8x8, Inc. equity compensation plans not approved by security holders (3)	1,789,683	$3.70	1,709,733
Total for 8x8, Inc. equity compensation plans	7,614,589	$2.65	4,275,992
Netergy equity compensation plan not approved by security holders of 8x8, Inc.	1,714,676	$0.50	3,285,324
Centile equity compensation plan not approved by security holders of 8x8, Inc.	1,901,872	$0.43	2,598,128

(1) The number of shares is subject to adjustment for changes in capitalization for stock splits, stock dividends and similar events.

(2) The 1996 Plan incorporates an evergreen formula pursuant to which on each April 1, the aggregate number of shares of common stock reserved for issuance under the 1996 Plan will increase by a number of shares equal to 5% of the outstanding shares on the preceding day (March 31) up to a maximum annual increase of 1,000,000 shares.

(3) Issued under the 1999 Plan, which due to the broad-based nature of the plan does not currently require approval

of 8x8's stockholders. See a description of the 1999 Plan below.

1999 Plan

The 1999 Plan was adopted in December 1999 by the Company's Board of Directors and provides for the issuance of up to 3,600,000 shares of common stock pursuant to the exercise of options granted under the plan. The 1999 Plan provides for the granting of nonstatutory stock options (NSOs) to full and part-time employees and consultants. Under the terms of the 1999 Plan, options may not be issued to either officers or directors of the Company, except that options may be granted to an officer in connection with the officer's initial employment by the Company. The exercise price of options granted under the 1999 Plan is determined by the Board of Directors and is generally the fair market value on the date of grant. Payment of the exercise price may be made in cash, by check, promissory note, or other shares of the Company's common stock or through a same day sale program. Options generally vest over four years and expire ten years after grant. If an optionee's employment terminates for any reason, the option remains exercisable for a fixed period of three months or such shorter or longer period as may be fixed by the Board of Directors. In the event that the Company merges with or into another corporation, or substantially all of the Company's assets are sold, the 1999 Plan provides that each outstanding option will be assumed or substituted for by the successor corporation. If such substitution or assumption does not occur, each option will fully vest and become exercisable.

Netergy and Centile Plans

The Netergy Plan was adopted in December 2000 by the Netergy board of directors and provides for the issuance of up to 5,000,000 shares of Netergy common stock pursuant to the exercise of options granted under the plan. The Centile Plan was adopted in March 2001 by the Centile board of directors and provides for the issuance of up to 4,500,000 shares of Centile common stock pursuant to the exercise of options granted under the plan. The Netergy and Centile Plans provide for granting incentive stock options (ISOs) to full or part-time employees and NSOs to full or part-time employees, directors, and consultants of the respective companies. Options granted under the Netergy and Centile Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted vest over four years. Payment of the exercise price may be made in cash, by check, promissory note, or other shares of the Company's common stock or through a same day sale program. In the event that Netergy or Centile, as the case may be, merge with or into another corporation, or sell substantially all of their assets, the Netergy and Centile Plans provide that each outstanding option will be assumed or substituted for by the successor corporation. If such substitution or assumption does not occur, each option will fully vest and become exercisable. In addition, under the Netergy Plan, in the event of a change in control, vesting for certain options will be accelerated even if the options are assumed. If an optionee's employment terminates for any reason, the option remains exercisable for a fixed period of thirty days or such longer period as may be fixed by the applicable board of directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and furnish the Company with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms received by it and written representations from certain reporting persons, the Company believes that all filing requirements applicable to its officers, directors and ten percent stockholders were complied with for the year ended March 31, 2003.

PROPOSAL TWO:

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors, based upon the recommendation of the Audit Committee, has selected PricewaterhouseCoopers LLP, independent accountants, to audit the financial statements of the Company for the fiscal year ending March 31, 2004. At the 2003 Annual Meeting, the stockholders are being requested to ratify the selection of PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has served as the Company's independent accountants since 1987. A representative of PricewaterhouseCoopers LLP is expected to be present at the 2003 Annual Meeting and will have the opportunity to make a statement if they so desire. The representative is also expected to be available to respond to appropriate questions from stockholders. Please see the Report of the Audit Committee included in this proxy statement for more information concerning our relationship with PricewaterhouseCoopers LLP.

Vote Required and Recommendation

Although it is not required to do so, the Board of Directors is submitting its selection of the Company's independent accountants for ratification by the stockholders at the 2003 Annual Meeting in order to ascertain the view of our stockholders regarding such selection. The affirmative vote of a majority of the votes entitled to vote on this proposal that are present at the meeting in person or by proxy will be required to approve this proposal. Broker non-votes will not be counted as having been represented. Whether the proposal is approved or defeated, the Board of Directors may reconsider its selection.

The Board of Directors unanimously recommends voting "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending March 31, 2004.

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2003 has been mailed to stockholders along with this proxy statement. If you have not received or had access to our Annual Report on Form 10-K, it will be sent to you without charge upon written request to: Investor Relations, 8x8, Inc., 2445 Mission College Blvd., Santa Clara, CA 95054. The Annual Report on Form 10-K is also available at www.8x8.com.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR 2004 MEETING

Proposals of stockholders of the Company which are intended to be presented by such stockholders at the Company's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") must be received by the Company no later than March 29, 2004 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Alternatively, under the Company's Bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2004 proxy statement may be submitted in writing to the Company's Secretary not less than ninety days prior to the 2004 Annual Meeting. Note, however, that in the event we provide less than one hundred days notice or prior public disclosure to stockholders of the date of the 2004 Annual Meeting, any stockholder proposal or nomination not submitted for inclusion in the proxy statement must be submitted to the Company's Secretary not later than the close of business on the tenth day following the day on which notice of the date of the 2004 Annual Meeting was mailed or public disclosure was made. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by us with the SEC. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such proposal after the deadline computed in accordance with our Bylaws (the "Bylaw Deadline"), the stockholder will not be permitted to present the proposal to the stockholders for a vote at the 2004 Annual Meeting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting (the "Discretionary Vote Deadline"). The Discretionary Vote Deadline for the 2004 Meeting is May 15, 2004, or the date which is forty-five calendar days prior to the anniversary of the mailing date of this proxy statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2004 Annual Meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2004 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2004 Annual Meeting and we believe that our proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

We have not been notified by any stockholder of his, her or its intent to present a stockholder proposal from the floor at the 2003 Annual Meeting. The enclosed proxy grants the proxy holders discretionary authority to vote on any matter properly brought before the 2003 Annual Meeting, including any stockholder proposals received between the date of this proxy statement and the Bylaw Deadline for the 2003 Annual Meeting, which is the date ten days after the date of notice of the 2003 Annual Meeting.

OTHER MATTERS

The Company knows of no other matters to be submitted at the 2003 Annual Meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

Bryan R. Martin
President and Chief Executive Officer

Santa Clara, California
June 17, 2003

8X8, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD AUGUST 12, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of 8x8, Inc., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, and hereby appoints Bryan R. Martin and James Sullivan, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of the undersigned, to represent the undersigned at the 2003 Annual Meeting of Stockholders of 8x8, Inc. to be held at the offices of the Company at 2445 Mission College Boulevard, Santa Clara, California 95054 on Tuesday, August 12, 2003 at 2:00 p.m., local time, and at any adjournment or adjournments thereof, and to vote all shares of the Company's voting securities that the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE HEREIN. IF NO SPECIFICATION IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE PERSONS AND THE PROPOSALS ON THE REVERSE SIDE HEREOF AND FOR SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AS THE PROXYHOLDERS DEEM ADVISABLE.

The Board recommends a vote for election of all nominees and a vote for approval of all of the proposals.

Please mark your vote as indicated in this example. ☒

ELECTION OF DIRECTORS

1. <u>Nominees</u>:

01	-- DR. BERND GIROD	02	-- GUY L. HECKER, JR.
03	-- CHRISTOS LAGOMICHOS	04	-- BRYAN R. MARTIN
05	-- JOE PARKINSON		

FOR ALL NOMINEES	WITHHOLD ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR INDIVIDUAL NOMINEES LISTED BY NUMBER BELOW:
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2. PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2004.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. TO VOTE OR OTHERWISE REPRESENT THE SHARES ON ANY AND ALL OTHER BUSINESS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, ACCORDING TO THEIR DISCRETION AND IN THEIR DISCRETION.

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MARK HERE FOR ADDRESS CHANGE AND NOTE NEW ADDRESS IN SPACE TO THE LEFT ☐

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.

NOTE: Please sign exactly as name appears on your stock certificate. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should insert their titles.

SIGNATURE: _____ DATE: _____

SIGNATURE: _____ DATE: _____

AMENDED AND RESTATED CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF 8x8, INC.

PURPOSE

The purpose of the Audit Committee of the Board of Directors (the "Board") of 8x8, Inc. (the "Company") shall be:

- to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

- to provide the Board with the results of its monitoring and recommendations derived therefrom;

- to nominate to the Board independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and

- to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board and will consist of at least three members of the Board. The members will meet the following criteria:

- Each member will be an independent director, in accordance with The Nasdaq National Market or Nasdaq SmallCap Market (the "Nasdaq"), as applicable to the Company, Audit Committee requirements;

- Each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq Audit Committee requirements; and

- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

AUTHORITY; DIRECT ACCESS TO FINANCIAL INFORMATION

The Audit Committee shall have direct and unrestricted access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Audit Committee to discharge his or her responsibilities hereunder. The Audit Committee shall have authority to retain, at the Company's expense, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Audit Committee shall have direct access to the Company's financial and legal advisors, including outside legal counsel and independent auditors. The Audit Committee shall have authority to request that any of the Company's outside counsel, outside auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Audit Committee or meet with any member of the Audit Committee or any of its special legal, accounting or other advisors and consultants.

RESPONSIBILITIES

The operation of the Audit Committee shall be subject to the provisions of the Bylaws of the Company and Section 141 of the Delaware General Corporation Law. The Audit Committee shall have full power and authority to carry out the following responsibilities:

- Review and update the powers of the Audit Committee and this charter annually and report and make recommendations to the Board on proposed changes in these responsibilities or on changes to this charter;

- Review and evaluate the performance of the independent auditors and make annual recommendations to the Board regarding the appointment or termination of the independent auditors, which auditors are ultimately accountable to the Audit Committee and the Board;

- Review and approve the retention of the Company's outside auditors to perform any proposed permissible non-audit services, including the compensation to be paid therefor, authority for which may be delegated to one or more Audit Committee members, provided that all approvals of non-audit services pursuant to this delegated authority be presented to the full Audit Committee at its next meeting;

- Conferring with the independent auditors concerning the scope, extent and procedures of their examinations of the books and records of the Company and its subsidiaries; reviewing and approving the independent auditors' annual engagement letter; annual audit plans and budgets; directing the special attention of the auditors to specific matters or areas deemed by the Audit Committee or the auditors to be of special significance; and authorizing the auditors to perform such supplemental reviews or audits as the Audit Committee may deem desirable;

- Reviewing the range and cost of audit and non-audit services performed by the independent auditors; evaluating the possible effects of such non-audit services on the independence of the auditors;

- Requesting from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independent Standards Board Standard No. 1, and engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

- Reviewing with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company, and eliciting any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable with particular emphasis given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper; periodically reviewing Company policy statements to determine their adherence to the code of conduct;

- Evaluating the cooperation received by the independent auditors during their audit examination, including their access to all requested records, data and information, and eliciting the comments of management regarding the responsiveness of the independent auditors to the Company's needs;

- Directing the Company's independent auditors to review, before filing with the Securities and Exchange Commission ("SEC"), the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews.

- Discussing with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented;

- Reviewing with management and the Company's independent auditors, before release and filing with the SEC, the audited financial statements and Management's Discussion and Analysis section included in the Company's Annual Report on Form 10-K to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the stockholders;

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- Providing a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A;

- Reviewing the Audit Committee's own structure, processes and membership requirements; and

- Performing such other duties as may be requested by the Board.

MEETINGS

The Audit Committee will meet at least quarterly. The Audit Committee may establish its own schedule, which it will provide to the Board in advance. The Audit Committee will meet separately with the independent auditors as well as members of the Company's management as it deems appropriate in order to review the financial controls of the Company.

MINUTES

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS

Apart from the report prepared pursuant to Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A, the Audit Committee will summarize its examinations and recommendations to the Board from time to time as may be appropriate, consistent with the Audit Committee's charter.